Invesco Exchange-Traded Self-Indexed Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

July 2, 2019

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Self-Indexed Fund Trust—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-221046 and 811-23304) relating to the following series of the Trust (collectively, the “Funds”): Invesco BulletShares® 2019 Municipal Bond ETF, Invesco BulletShares® 2020 Municipal Bond ETF, Invesco BulletShares® 2021 Municipal Bond ETF, Invesco BulletShares® 2022 Municipal Bond ETF, Invesco BulletShares® 2023 Municipal Bond ETF, Invesco BulletShares® 2024 Municipal Bond ETF, Invesco BulletShares® 2025 Municipal Bond ETF, Invesco BulletShares® 2026 Municipal Bond ETF, Invesco BulletShares® 2027 Municipal Bond ETF and Invesco BulletShares® 2028 Municipal Bond ETF.

Post-Effective Amendment No.	Filing Date	Accession Number
5	May 31, 2018	0001193125-18-180526
6	June 5, 2018	0001193125-18-184584
12	August 10, 2018	0001193125-18-246230
16	September 7, 2018	0001193125-18-268977
21	October 5, 2018	0001193125-18-294337
24	November 2, 2018	0001193125-18-317075
27	November 30, 2018	0001193125-18-339368
29	December 21, 2018	0001193125-18-355923
33	January 18, 2019	0001193125-19-012730
36	February 15, 2019	0001193125-19-042022
37	March 15, 2019	0001193125-19-076364
38	April 12, 2019	0001193125-19-104732
40	May 10, 2019	0001193125-19-144000
44	June 7, 2019	0001193125-19-167885

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of Invesco BulletShares® 2019 Municipal Bond ETF and Invesco BulletShares® 2020 Municipal Bond ETF, and will proceed with registration of the other Funds pursuant to a subsequent post-effective amendment. No securities have been issued or sold in connection with the Amendments.

If you have any questions, please contact me at (630) 315-2349. Thank you.

Very truly yours,

Invesco Exchange-Traded Self-Indexed Fund Trust

By:	/s/ Abigail Murray
Abigail Murray
Assistant Secretary